Exhibit 12.1

GREENPOINT FINANCIAL CORP. AND SUBSIDIARIES

Exhibit 12.1

Ratios of Earnings to Fixed Charges – Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges – continuing operations for each of the periods indicated are set fourth below:

	Quarter Ended
	Mar. 31, 2002		Dec. 31, 2001		Sept. 30, 2001		June 30, 2001		Mar. 31, 2001
(In millions)
Income from continuing operations before income taxes	$191		$188		$183		$175		$122

Combined fixed charges:
Interest expense of deposits	79		93		109		118		125
Interest expense on senior bank notes	2		2		3		3		2
Interest expense on subordinated bank notes	3		3		4		4		3
Interest expense on guaranteed preferred beneficial interest in Company’s junior subordinated debentures	5		5		4		4		5
Appropriate portion (1/3) of rent expense	2		2		2		2		3
Total combined fixed charges	$91		$105		$122		$131		$138

Total combined fixed charges (excluding interest expense on deposits)	$12		$12		$13		$13		$13

Earnings before income taxes and combined fixed charges	$282		$293		$305		$306		$260

Ratio of earnings to combined fixed charges (including interest expense on deposits)	3.09	x	2.79	x	2.52	x	2.34	x	1.89	x

Ratio of earnings to combined fixed charges (excluding interest expense on deposits)	16.52	x	16.41	x	15.64	x	14.46	x	10.10	x